SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

This Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: December 6, 2012

Press Release

For Immediate Release

OTI Reports NASDAQ Listing Rule Deficiency Notice

Rosh Pina, Israel – December 6, 2012 – On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) announced today that on December 3, 2012, it received a NASDAQ Staff Deficiency Letter (the “NASDAQ Letter”) notifying that OTI fails to comply with the majority independent board and audit committee requirements for continued listing on the NASDAQ Stock Market under Listing Rules 5605(b)(1) and 5605(c)(2), respectively.

Listing Rule 5605(b)(1) requires that a majority of a listed company’s board of directors be comprised of independent directors, and Listing Rule 5605(c)(2) requires a listed company to have an audit committee comprised of at least three independent members.  OTI’s board of directors currently consists of three members, only one of which is an independent director.

The NASDAQ Letter provides that OTI has 45 calendar days to submit a plan to regain compliance.  If the plan is accepted, NASDAQ can grant an extension of up to 180 calendar days from the date of the NASDAQ Letter for OTI to demonstrate compliance.

OTI Contacts:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com